September 11, 2024

Kurt Gustafson
Executive Vice President, Finance and Chief Financial Officer
OmniAb, Inc.
5980 Horton Street, Suite 600
Emeryville, CA 94608

       Re: OmniAb, Inc.
           Form 10-K filed March 25, 2024
Dear Kurt Gustafson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Risk Factors, page 21

1. Please expand the risk factor on page 30 to state whether the metrics disclosed in your filings have historically been materially impacted by information from partners that was subsequently found to be inaccurate. Such disclosure is necessary for readers to fully assess the magnitude of the risk that you have identified.
Overview, page 65

2. You disclose that you sell some licenses with upfront payments and some licenses with annual payments. Please disclose any material differences in the license rights your customers obtain when purchasing a license that requires only an upfront payment as opposed to a license that requires annual payments. Disclose the license duration terms normally granted to your customers i.e. 1 year, 5 years, etc. Disclose the license termination rights granted to customers, whether the customer incurs any termination fees, and how this impacts your revenue recognition policies. We may have
       further comment.
Key Business Metrics, page 67
 September 11, 2024
Page 2

3.     We have the following comments regarding your key business metrics:
           It appears that your definition of active partners and active programs may have changed over the past several years. Please identify the changes made for each metric, address the underlying reasons for those changes and indicate whether or not those changes impacted the number of active partners and active programs presented in each period;
           Please disclose on page 67 both the additions and terminations impacting your active partner and active program metrics for all periods presented. The impact of terminations is not clear. In this regard, we note your earnings press release in Exhibit
          99.1 to your Item 2.02 Form 8-K filed on March 20, 2024, indicates that you signed
          10 new licenses in 2023; however, your active partners increased by 8 from
          December 31, 2022 to December 31, 2023; and
           To the extent that any rights to an active program or licenses have been terminated during the periods presented, please address the need to discuss such terminations, including whether or not they may materially impact your future revenues.
4. Based on your definition of "Active Partners", it is not clear whether this metric may include partners that are either not actively using their license or have substantially ceased operations. Presumably this possibility exists given that your metric is apparently not limited to customers with current and verified usage of their license. It is also not clear how this metric differs from your total number of customers with non-expired licenses.
       Please expand your disclosure on page 67 to clarify these issues and also to clearly highlight the known uncertainties and limitations concerning this metric.
5. Based on your definition of "Active Programs", it is not clear whether you apply a consistent time frame in characterizing your programs as "active". Specifically, it is not clear whether your metric could include programs for which research work commenced several years ago but for which no substantive work was performed in the past year.
       Similarly, it is not clear if there is a time frame you are consistently applying when you state that a "program is actively being developed or commercialized". Further, it is not clear from your stated definition whether there are any inherent uncertainties regarding your ability to objectively and accurately characterize a program as "active". In this regard, we note the risk factor on page 30. Please expand your disclosure on page 67 to clarify these issues and also highlight the known uncertainties and limitations concerning this metric.
Revenue, page 67

6. Please provide disclosure that correlates the changes in your key business metrics to your changes in revenues. In this regard, while we note positive changes in your metrics, your revenues continue to decline year over year.
7. We note that in addition to the 2023 and 2022 milestones that materially impacted your license and milestone revenues in those periods, you state that these revenues also declined due to decreases in license and milestone revenue from other programs. Please expand this disclosure to address the underlying reasons for this decrease. Please also quantify the underlying reasons you reference related to the decrease in service revenues.
Research and Development Expenses, page 68
 September 11, 2024
Page 3

8. Please disclose the costs incurred during each period presented for each of your key research and development projects or key programs separately. If you do not track your research and development costs by project or program, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project or program. For amounts that are not tracked by project or program, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense), which should reconcile to total research and development expense on the Statements of
       Operations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Al Pavot at 202-551-3738 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services